UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
Commission file number 1-10691

DIAGEO plc
(Exact name of registrant as specified in its charter)

England and Wales
(State or other jurisdiction of incorporate or organization)

Lakeside Drive, Park Royal, London NW10 7HQ, England
(Address of principal State or other jurisdiction of incorporate or organization)

John Nicholls, Deputy Company Secretary
Tel: +44 20 8978 6000
E-mail: the.cosec@diageo.com
Lakeside Drive, Park Royal, London NW10 7HQ, England
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 – Conflict Minerals Disclosure

Diageo plc evaluated its current product lines to confirm whether tin, tungsten, tantalum and/or gold (“3TG”) are contained in and necessary to the functionality or production of certain products manufactured or contracted to be manufactured by Diageo plc, and determined that tin and gold are currently applicable (the “Covered Products”). Following a good faith reasonable country of origin inquiry as required by Item 1.01(a) of Form SD (the “RCOI”) regarding the 3TG in the Covered Products, Diageo plc has no reason to believe that the 3TG in the Covered Products may have originated in the Democratic Republic of Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD) (the “Covered Countries”). As a result Diageo plc has disclosed below, under a separate heading entitled “Conflicts Minerals Disclosure,” the determination and described the RCOI that Diageo plc undertook in making such determination.

Conflict Minerals Disclosure

Determination

Following a good faith RCOI regarding the 3TG in the Covered Products, Diageo plc has determined that it has no reason to believe that the 3TG in the Covered Products may have originated in the Covered Countries.

Description and results of the RCOI

Diageo plc continued with the governance program in place in relation to conflict minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or certain of their derivatives (which are currently limited to tantalum, tin, and tungsten)) (“Conflict Minerals”), including the steering committee with representation from the procurement and legal functions of Diageo plc. At the direction of and under the supervision of the conflicts minerals steering committee, Diageo plc’s RCOI and due diligence processes were conducted in three phases, as outlined below.

Phase One: An internal assessment process was implemented with input from across the supply, procurement and legal teams to identify all products manufactured or contracted to be manufactured by Diageo plc that may potentially contain Conflict Minerals. It was determined that 3TG was potentially necessary to the functionality or production of certain products manufactured by Diageo plc or contracted to be manufactured by Diageo plc.

Phase Two: For all products identified in phase one for which 3TG were potentially necessary to the functionality or production, Diageo plc conducted a RCOI by writing to the suppliers of the identified products, requesting that they complete and return the Conflict-Free Sourcing Initiative ‘Conflict Minerals Reporting Template’ or otherwise certify in writing the contents and provenance of the supplied 3TG. Diageo plc received a 100% response rate in relation to products within scope. This phase enabled Diageo plc to obtain reasonably reliable evidence and representations in relation to the use of 3TG in calendar year 2016. Through this process, Diageo plc determined that: (1) gold flakes were used for Smirnoff Gold and Goldschlager; and (2) tin was used in brass tubesheets and flanges for distilling equipment (sold to customers).

Phase Three: Diageo plc conducted further inquiries by contacting suppliers identified in phase two as using 3TG in their products, requesting they conduct an investigation into their supply chain and provide written representations confirming whether the 3TG may have originated in the Covered Countries with a 100% response rate in relation to further inquiries. Diageo plc received reliable evidence and representations in relation to the provenance of such materials. These representations indicate that none of the conflict minerals originate in the Covered Countries. In the process of obtaining such representations and its due diligence process more generally, Diageo plc encountered no warning signs or circumstances suggesting otherwise.

Based on the good faith RCOI described above, Diageo plc has concluded that it has no reason to believe that the Conflict Minerals used in products manufactured or contracted to be manufactured by Diageo plc and necessary to their functionality or production may have originated in the Covered Countries.

A copy of Diageo plc’s Conflict Minerals Disclosure is publicly available at www.diageo.com following the pathway to /in-society/building-thriving-communities/sustainable-supply-chains/.

Signature

Diageo plc

(registrant)

/s/ KA Mikells
                                                                                                                                                                                                                                                                                                                                                                                                      24 May 2017

Name: Kathryn Mikells

Title: Chief Financial Officer